Fenimore Asset Management Trust

384 North Grand Street

Cobleskill, New York 12043

September 12, 2012

VIA EDGAR CORRESPONDENCE

Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C. 20549

Re:

Fenimore Asset Management Trust

File Nos. 811-4750 and 33-7190

Dear Ms. DiAngelo:

On  behalf  of  Fenimore  Asset  Management  Trust  (the  “Trust”)  and  the  Trust’s

three  separate  investment  series,  FAM  Value  Fund,  FAM  Equity-Income  Fund  and  FAM

Small  Cap  Fund  (the  “Funds”),  I  wish  to  respond  to  the  comments  that  you  provided  by telephone  on  August  23,  2012  to  the  undersigned  and  other  representatives  of  the  Trust regarding  your  review  of  various  filings  of  the  Trust  in  accordance  with  the  Sarbanes-

Oxley  Act  of  2002.    The  proposed  responses  on  behalf  of  the  Trust  to  each  of  the comments are set forth below.

1.  Form N-CSR - Annual Report to Shareholders

Comment:   Code  of  Ethics.  Incorporate  response  as  to  whether  or  not  there  has  been  any amendments to the Code of Ethics or Waivers from the Code of Ethics.

Response:   The requested change will be made in future filings of the Trust.

2.  Form N-CSR - Annual Report to Shareholders

Comment:  Item  4-  Principal  Accountant  Fees  and  Services,  paragraph  (e)  (2)  disclosure of  percentage  of  services  described  in  each  of  paragraphs  4(b)  through  (d)  of  this  Item that were approved by the audit committee.

Response:   The requested change will be made in future filings of the Trust.

Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

September 12, 2012

3.  Form N-CSR  - Annual Report to Shareholders

Comment:    Description  of  Invesco  Short  Term  Treasury  Fund.  Invesco  Short  Term

Treasury Fund is an “Institutional Class”.

Response:   The requested change will be made in future filings of the Trust.

4.  Form N-CSR - Annual Report to Shareholders

Comment:    Description  of  Preferred  Stocks.  Disclose  interest  rates  on  each  preferred stock within the Schedule of Investments.

Response:   The requested change will be made in future filings of the Trust.

5. Form N-CSR - Annual Report to Shareholders

Comment:  Listing of Assets and Liabilities. Payable to Trustees needs to be a line item if an amount payable is applicable to a current filing.

Response:   The requested change will be made in future filings of the Trust.

6. Form N-CSR - Annual Report to Shareholders

Comment:

Information About Trustees and Officers. Describe Term of Office and Length

of Time Served.

Response:   The requested change will be made in future filings of the Trust.

7. Form N-CSR - Annual Report to Shareholders

Comment:

Availability of  Additional  Information  about  Fund  Directors.  A  statement  that the  SAI  includes  additional  information  about  Fund  directors  (trustees)  and  is  available,

without   charge,   upon   request,   and   a   toll-free   (or   collect)   telephone   number   for

shareholders to call to request the SAI.

Response:   The requested change will be made in future filings of the Trust.

Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

September 12, 2012

8.  Form N-Q – Quarterly Schedule of Portfolio Holdings

Comment: Income Taxes. State in a footnote the following amounts based on cost for

Federal income tax purposes: (a) Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

Response:   The requested disclosure will be made in future filings of the Trust.

9.  Form N-Q – Quarterly Schedule of Portfolio Holdings

Comment:    Fair  Value  Disclosure.  Include  a  schedule  containing  fair  value  hierarchy containing Levels 1, Level 2, and Level 3 measurements.

Response:   The requested disclosure will be made in future filings of the Trust.

10.  Form 40-17G - Fidelity Bond Filings

Comment:    Rule  17G  requires  as  part  of  the  filing  a  copy  of  the  Board  of  Trustees

Resolution   approving   the   bond,   as   well   as   a   statement   as   to   the   period   for   which

premiums have been paid.

Response:   The requested change has been made in a recently submitted filing.

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I trust that the foregoing is responsive to each of your comments.

Please  be  advised  that  the  undersigned  hereby acknowledges,  on  behalf  of  the

Trust, with respect to the foregoing, that:

      •    the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings;

Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

September 12, 2012

      •    SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filings reviewed by the Staff do not foreclose the

Commission from taking any action with respect to the filings made; and

•    the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please  do  not  hesitate  to  contact  the  undersigned  by  telephone  at  (800)  453-4392

(Ext. 245) with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Joseph A. Bucci

Joseph A. Bucci

Secretary/Treasurer